Exhibit 99.1

Sphere 3D Releases Q3 2014 Results

MISSISSAUGA, Ontario – December 1st, 2014 – Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) a virtualization technology solution provider, today announced its financial results for the quarter ended September 30, 2014.

“We have had a productive quarter and continue to advance both our Glassware 2.0® and V3™ lines of business. Glassware 2.0 has been deployed for delivery of productivity applications on endpoints such as those used in education systems using Chromebooks and introduced for 3d level applications such as CAD and Medical Imaging software on multiple endpoints.” Said Peter Tassiopoulos, CEO Sphere 3D. “In addition, we have delivered reference architectures on many hardware platform offerings. Glassware 2.0 has been delivered on what was previously a storage appliance, traditional servers, converged appliances, and laptops. Ultimately, Glassware 2.0 technology will manifest itself in as many variations as application circumstances will call for. With our unique approach of containerizing applications and utilization of microvisors, we give software direct access to hardware. As a result of this unique approach, we anticipate there will be a number of permutations of Glassware 2.0 to address the specific needs for applications that rely on the underlying hardware for optimum performance”

Product Highlights for the Quarter:

  The launch of Sphere 3D’s “V3” Hyper-Converged solution within Overland’s data management and protection product lines to address the Converged Infrastructure solutions market;

  The introduction and customer implementations of a Glassware 2.0 solution to deliver applications to Chromebooks and other end point devices within the education market;

  The introduction of Glassware 2.0 on various new server platforms;

  The beta launch of the 2.5 update to Sphere 3D’s Desktop Cloud Orchestrator ™ (DCO) software. DCO v2.5 enables a new level of Optimized Desktop Allocation, allowing virtual desktops to intelligently access additional resources on a temporary basis and on demand;

  The execution of a teaming agreement with a global infrastructure provider.

“We were pleased that we were able to continue to grow Hardware and Software revenue in the third quarter, even with the shift to launch the V3 V100 and V200 converged infrastructure appliances through Overland in the middle of the quarter.” Said Peter Tassiopoulos, CEO Sphere 3D, “We have actively moved towards aligning ourselves with Overland for the anticipated merger of our organizations and believe that we are well positioned to see continued growth as we move forward”

Financial Highlights

Hardware and Software revenue in the quarter increased by 7.1% over the second quarter of 2014, while total revenue declined primarily due to transitions taking place in advance of the merger, a decline in license fees associated with the Overland Storage initial license fees and the launch of the V3 line of Converged Infrastructure through Overland in the first half of the quarter. Upon completion of the merger agreement with Overland Storage, the Company will be able to recognize 100% of the revenue derived through Overland on the sale of Hardware, Software and Services and Support from the V3 product line.

The below tables set out certain segmented information for the Three and Nine Months ended September 30, 2014. The company’s full financial filings can be accessed at www.sedar.com or www.sec.gov.

	Three Months ended		Nine Months ended
	September 30,		September 30,
In thousands (except per share) (1)	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$1,616	$-	$4,372	$-
Cost of Sales	873	-	2,147	-
Gross Margin	743	-	2,225	-
Gross margin percent	46.0%	-	50.9%	-
Adjusted EBITDA(2)	$(1,113)	$(337)	$(1,506)	$(1,401)
Add non-cash or one-time items
Stock based compensation	869	54	2,053	101
Amortization of intangibles	1,147	1	2,296	3
Amortization of property and equipment	77	50	241	146
Financial expenses	(32)	27	119	27
Merger agreement costs	579	-	935	-
Total	2,640	132	5,644	277
Net comprehensive loss for the period	(3,753)	(469)	(7,150)	(1,678)
Loss per share	$(0.16)	$(0.03)	$(0.31)	$(0.10)

AS AT	Sep-30	Dec-31
In thousands (1)	2014	2013
	(unaudited)	(audited)
Current assets	7,841	6,839
Non-current assets	26,859	2,057
Total assets	34,700	8,896
Current liabilities	6,840	983
Non-current liabilities	5,706
Total liabilities	12,546	983
Total equity	22,154	7,913

Liquidity and Capital Resources

In thousands(1)	September 30, 2014	December 31, 2014
Cash	2,988	5,551
Working Capital:
Current assets	7,841	6,839
Current liabilities	(6,840)	(983)
Contingent earn-out	4,085	(983)
Adjusted working capital	5,086	5,856

1. All amounts are stated in Canadian dollars, unless otherwise noted.
2. Adjusted negative EBITDA is a non-IFRS measure.
3. The Contingent earn-out is for the V3 assets and is payable in cash or shares at the discretion of the Company.

Subsequent to the Quarter end, on October 17, 2014, the Company received a $2.5 million USD cash repayment of Promissory Notes outstanding from Overland Storage, Inc.

About Sphere 3D Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) is a virtualization technology solution provider. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. On November 28, 2014, shareholders of Overland Storage, Inc. voted to approve Sphere 3D’s announced merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and end-to-end scalable storage offerings to enable the introduction of a number of converged solutions. For additional information visit www.sphere3d.com or access the Company’s public filings at www.sedar.com or www.sec.gov.

Contact:
Peter Tassiopoulos
Sphere 3D Corporation
Phone: (416) 749-5999
Email: peter@sphere3D.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company’s Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.